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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Universal Compression Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

913431 10 2

(Cusip Number)

Burt M. Martin
Weatherford International, Inc.
515 Post Oak Boulevard, Suite 600
Houston, Texas 77027

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 5. Interest in Securities of the Issuer
SIGNATURES

CUSIP No. 9134341 10 2

1.	Name of Reporting Person: Weatherford International Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,750,000 shares

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 6,750,000 shares

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,750,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21% (based on Quarterly Report on Form 10-Q filed by the Issuer November 5, 2004)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 913434 1 10 2

1.	Name of Reporting Person: Weatherford International, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 9134341 10 2

1.	Name of Reporting Person: WEUS Holding, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

     This Amendment No. 7 (this “Amendment No. 7”) to the Statement on Schedule 13D filed on November 2, 2000, as amended by Amendment No. 1 filed on November 3, 2000, Amendment No. 2 filed on February 14, 2001, Amendment No. 3 filed on December 10, 2001, Amendment No. 4 filed on July 2, 2002, Amendment No. 5 filed on April 23, 2004 and Amendment No. 6 filed on June 29, 2004 (collectively, the “Statement”), relates to the beneficial ownership of shares of common stock, par value $0.01 per share (“Universal Common Stock”), of Universal Compression Holdings, Inc. (“Universal”). The address of Universal’s principal executive offices is 4440 Brittmoore Road, Houston, Texas 77041.

     This Amendment No. 7 is being filed by Weatherford International Ltd., a Bermuda exempted company (“Weatherford Bermuda”), Weatherford International, Inc., a Delaware corporation and a wholly owned subsidiary of Weatherford Bermuda (“Weatherford Delaware”), and WEUS Holding, Inc., a Delaware corporation and a wholly owned subsidiary of Weatherford Delaware (“WEUS”) (each individually a “Reporting Person” and together, the “Reporting Persons”) to amend Items 5 of the Statement. Capitalized terms not defined herein shall have the meanings ascribed to them in the Statement.

Item 5. Interest in Securities of the Issuer

     Section (a) of Item 5 of the Statement is hereby amended to replace the second paragraph as follows:

     The aggregate 6,750,000 shares of Universal Common Stock that the Reporting Persons may be deemed to beneficially own represent approximately 21% of the outstanding shares of Universal Common Stock.

     Section (b) of Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

     (b) The number of shares of Universal Common Stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth on the cover pages of this Amendment No. 7, and such information is incorporated herein by reference.

     The Reporting Persons may be deemed to have the sole power to vote or direct the voting of up to 6,750,000 shares of Universal Common Stock, which amount is equal to 21% of the shares of Universal Common Stock outstanding based upon Universal’s Quarterly Report on Form 10-Q filed November 5, 2004.

     The Reporting Persons may be deemed to have the sole power to dispose of or direct the disposition of all 6,750,000 shares of Universal Common Stock and will not share the power to dispose of or direct the disposition of such shares with any other person.

     Section (c) of Item 5 of the Statement is hereby amended in its entirety to read as follows:

     (c) Weatherford Bermuda sold 4,000,000 shares of Universal Common Stock on the New York Stock Exchange at $35.50 per share with a settlement date of December 3, 2004.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2004

WEATHERFORD INTERNATIONAL LTD.
By:	/s/ BURT M. MARTIN
	Name:	Burt M. Martin
	Title:	Senior Vice President, General Counsel and Secretary

WEATHERFORD INTERNATIONAL, INC.
By:	/s/ BURT M. MARTIN
	Name:	Burt M. Martin
	Title:	Senior Vice President, General Counsel and Secretary

WEUS HOLDING, INC.
By:	/s/ BURT M. MARTIN
	Name:	Burt M. Martin
	Title:	Assistant Secretary